Exhibit 99.34

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox” or the “Company”)

Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

September 19, 2018

Item 3:	News Release

A news release announcing the material change was issued on September 19, 2018 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On September 19, 2018, the Company announced it had entered into a definitive purchase agreement (the “Purchase Agreement”) to acquire the Mesquite Gold Mine (“Mesquite”) in California from New Gold Inc. (“New Gold”) for cash consideration of US$158 million (the “Acquisition”). The Company also announced concurrent debt and equity financings comprised of: (i) a fully underwritten brokered private placement and a non-brokered private placement for aggregate gross proceeds of approximately US$75 million; (ii) a US$100 million acquisition credit facility from The Bank of Nova Scotia (“Scotiabank”); and (iii) a US$20 million credit facility from Sprott Private Resource Lending (Collector), L.P. (“Sprott”).

Item 5.1:	Full Description of Material Change

The Company announced that it had entered into the Purchase Agreement to acquire Mesquite from New Gold for cash consideration of US$158 million. Under the terms of the Purchase Agreement, Equinox will indirectly acquire all the outstanding shares of New Gold’s subsidiary Western Mesquite Mines, Inc., which holds a 100% interest in Mesquite, for cash consideration to New Gold of $158 million. Completion of the Acquisition is expected to occur during the fourth quarter of 2018 and is subject to customary closing conditions including closing of the financings detailed below and receipt of certain regulatory and other approvals. The Acquisition does not require shareholder approval. Under the terms of the Purchase Agreement, Equinox will also assume bonding obligations with the applicable environmental regulatory authorities with respect to Mesquite’s long-term reclamation obligations.

Private Placements

In connection with the Acquisition, Equinox has entered into an agreement with a syndicate of underwriters led by Scotiabank and BMO Capital Markets (collectively, the “Underwriters”), for a brokered bought deal private placement of 34.2 million subscription receipts (the “Subscription Receipts”) at a price of C$0.95 per Subscription Receipt for gross proceeds of approximately US$25 million (approximately C$32.5 million).

In addition, Equinox intends to raise US$50 million (approximately C$65.0 million) in a non-brokered private placement financing consisting of 68.4 million Subscription Receipts at a price of C$0.95 per Subscription Receipt. The non-brokered private placement is fully subscribed by Mr. Ross Beaty, the Company’s Chairman and largest shareholder, certain existing shareholders and new institutional shareholders.

Aggregate gross proceeds of approximately US$75 million (approximately C$97.5 million) from the sale of 102.6 million Subscription Receipts will be deposited, held in escrow and released immediately prior to closing of the Acquisition upon the satisfaction of certain release conditions (the “Release Conditions”).

Each Subscription Receipt will entitle the holder to receive one common share (a “Common Share”) of Equinox, without any further action on the part of the holder and without payment of additional consideration, upon the satisfaction of the Release Conditions. In the event that the Release Conditions are not satisfied on or January 31, 2019, the escrow agent shall return to the holders of the Subscription Receipts an amount equal to the aggregate purchase price paid for the Subscription Receipts held by each such holder and their pro-rata portion of interest on the escrowed funds, and the Subscription Receipts will be cancelled and have no further force or effect.

The Subscription Receipt offering is expected to close on or about October 11, 2018 and is subject to certain regulatory and stock exchange approvals, including approval of the TSX Venture Exchange (“TSX-V”). This release is not an offer of securities for sale in the United States. The Subscription Receipts may not be offered or sold in the United States absent an exemption from registration under the U.S. Securities Act of 1933.

Credit Facilities

Scotiabank has committed to provide Equinox with a US$100 million secured credit facility to be used for the Acquisition (the “Scotiabank Facility”). The Scotiabank Facility will have a four-year term, incur interest at an annual rate, for the first six months, of 3.75% plus US 3-month LIBOR, such rate to fluctuate thereafter based on a leverage ratio, and will be repaid in equal quarterly installments commencing six months after the closing date.

Sprott has committed to provide Equinox with a US$20 million secured credit facility to be used for the Acquisition and for general working capital purposes (the “Sprott Facility”). The Sprott Facility will have a 4.25-year term, incur interest at an annual rate of 6.50% plus the greater of US 3-month LIBOR or 1.50%, and will be repaid in quarterly installments commencing on December 31, 2020. In connection with the Sprott Facility, Equinox will issue to Sprott 1.75 million Common Shares.

The Scotiabank Facility and Sprott Facility will be completed in connection with closing of the Acquisition. Closing of the Concurrent Financing is subject to customary conditions, including TSX-V approval. Proceeds from the Concurrent Financing will be used to complete the Acquisition, including payment of fees associated with the Acquisition and the Concurrent Financing, to partially fund bonding obligations with respect to Mesquite’s long-term reclamation obligations, and for general corporate and working capital purposes.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

September 28, 2018

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